SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

    Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the
                        Securities Exchange Act of 1934

                          For the month of January 2003

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                     Av. Conde da Boa Vista, 800 - 2nd Floor
                               Recife, Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


             (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F  X  Form 40-F
                                        ---          ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                               Yes              No  X
                                                   ---

[GRAPHIC OMITTED]

Contacts:

Tele Nordeste Celular Participacoes S.A.
Walmir Urbano Kesseli
55.81.3216.2591
Fabiola Almeida
55.81.3216.2594
fabiola.almeida@timnordeste.com.br
----------------------------------
Polyana Maciel
55.81.3216.2593
polyana.maciel@timnordeste.com.br
---------------------------------
Leonardo Wanderley
55.81.3216.2813
leonardo.wanderley@timnordeste.com.br
-------------------------------------


                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
                      ANNOUNCES FOURTH QUARTER 2002 RESULTS

  Recife, Brazil (January 30, 2003) - Tele Nordeste Celular Participacoes S.A. (NYSE: TND, BOVESPA: TNEP3, TNEP4) ("Tele Nordeste Celular" or "the Company"), the holding company controlling the operating companies serving Band A cellular telecommunication clients in the states of Piaui, Ceara, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas, under the TIM brand name, announced today its results for the fourth quarter of 2002.

o EBITDA margin of 46.4% for 2002 with EBITDA growing 26.8% year-over-year to R$427.7 million;

o Net Income of R$118.5 million for 2002, registering an 80.9% growth over 2001.

o Year-over-year customer base growth of 9.6%, resulting in 1.925 million lines.

Operational Highlights

In terms of number of network accesses, the Company estimates that its market share at the end of the fourth quarter of 2002 was 59%. The penetration rate in the region at the end of December 2002 was estimated at 11.7%, compared to the penetration rate in Brazil of approximately 19.2% (32.6 million lines).

As of December 31, 2002, Tele Nordeste Celular's operating companies had 1,925,843 customers, of which 694,204 (36.0%) were post-paid clients and 1,231,639 (64.0%) represented prepaid customers.

Commercial activities during the fourth quarter of 2002 resulted in consolidated gross additions of 145,141 customers, of which 114,472, or 78.9%, were prepaid and 30,669, or 21.1% were post-paid. Consolidated net additions during the fourth quarter of 2002 totaled 21,131 customers, all pre-paid, as a result of the disconnection of 41,636 clients due to non-payment, according to the Company's policy of maintaining a quality customer base and reducing bad debt expenses.

Excluding these users, consolidated net additions for the quarter totaled 62,767 customers.

For the full-year of 2002, consolidated gross additions were 598,029 customers, of which 479,760, or 80.2%, were prepaid and 118,269, or 19.8% were post-paid. Consolidated net additions as of December 2002 reached 168,183 customers, all prepaid.

During the fourth quarter of 2002, bad debt was 0.6% of gross revenues, compared to 4.3% in the third quarter of 2002, and 2.2% in the fourth quarter of 2001. For full-year 2002, bad debt was 3.0% of gross revenue, compared to the 3.1% in 2001.

During 2002, Tele Nordeste Celular and its subsidiaries directed their efforts toward profitable growth while maintaining their market leadership positions, with initiatives focused in the following areas:

     a)   Strict costs controls (including operating expenses);
     b)   Continued control and reduction of bad-debt expense;
     c)   Client retention and loyalty programs;
     d)   Network digitalization and optimization;
     e) Development of new services and service plans, directed mainly at the corporate segment;
     f)   Improved returns from pre-paid service;
     g)   Development and conquest of new distribution channels; and
     h)   Training and investment in human resources.

Tele Nordeste Celular and its subsidiaries understand that ongoing technological development and a commitment to service quality are the basis for its success. The successful roll-out of new services by the Company was testimony to the credibility and confidence achieved in the consumer marketplace. To this end, in 2002 the following initiatives contributed to improved customer retention and loyalty:

a) New services such as Call Group (allows customers to select 5 cellular numbers, one of which may be substituted with a fixed-line, for reduced-rate calls); Minutes Balance, (allows customers to send text messages to obtain his/her real-time account balance in minutes and in Reais); and improvment of the Formula TIM Plan (matching plan rates to client needs).

b) Introduction of Corporate E-Message (allows for messages to be exchanged between previously established groups) and Zero Rate (waives charges for corporate plans for calls made among previously established groups for an additional fee);

c) Creation of the Tim Shop, the first site for cellular phone sales, www.timnordeste.com.br; and

d)  Expansion of the digital recharging network for pre-paid customers.

Financial Highlights

Tele Nordeste Celular's Management views the Company's financial performance in 2002 as very strong, and a direct result of strategies that were implemented, which enabled the Company to reach all of its operating targets for 2002.

Consolidated net revenue from operations for the fourth quarter of 2002 reached R$251.3 million, compared to the R$237.5 million during the third quarter of 2002, and the R$221.4 million during the fourth quarter of 2001. For the full-year 2002, net revenue from operations totaled R$921.5 million compared to R$826.3 in 2001.

Consolidated net revenue from operations during the fourth quarter of 2002 increased by 5.8% when compared with the third quarter of 2002. This increase was mainly due to the 8.5% increase in revenues from local services, driven by higher network access revenues generated during the summer season, which is characteristic of the Company's region. In relation to the fourth quarter of 2001, consolidated net revenue from operations increased 13.5%, which resulted from the 14.0% increase in local services and higher network access revenues as well as the 15.4% increase in revenues from the sale of handsets and accessories.

For the year, consolidated net operating revenues totaled R$670.2 million, compared to the R$604.8 million for the same period in 2001.

Net Operating Revenues (R$ millions)



Selected Financial Data (in thousands of Reais)

                                              ---------------------------------------------------------------------------
                                                         2002                   2001                Accumulated
                                              ---------------------------------------------------------------------------
                                                4th Qtr/02    3rd Qtr/02     4th Qtr/01        2002            2001
                                              ---------------------------------------------------------------------------
Gross Revenues                                    328,987       309,638         288,442      1,198,477       1,054,553
 - Taxes                                          (77,712)      (72,133)        (67,009)      (276,954)       (228,303)
                                              ---------------------------------------------------------------------------
Net Operating Income                              251,275       237,505         221,433        921,523         826,250
                                              ---------------------------------------------------------------------------
Cost of Goods and Services Sold                  (104,291)     (104,418)        (96,798)      (389,382)       (362,289)
                                              ---------------------------------------------------------------------------
Gross Profit                                      146,984       133,087         124,635        532,141         463,961
                                              ===========================================================================

Consolidated gross profit for the fourth quarter of 2002 reached R$147 million, representing a 10.4% increase when compared to the third quarter of 2002 and an increase of 17.9% when compared with the fourth quarter of 2001.

The quarter-over-quarter increase in consolidated gross profit was due to the 5.8% increase in consolidated net revenue from operations. Compared to the fourth quarter of 2001, the increase is due to the 13.5% increase in net revenue from operations, which offset the 7.7% increase in the cost of services and goods sold in the same period.

For the full-year period gross profit totaled R$532.1 million, representing an increase of 14.7% in relation the same period of 2001.


Selected Financial Data (in thousands of Reais)


                                             --------------------------------------------------------------------------
                                                         2002                 2001                Accumulated
                                             --------------------------------------------------------------------------
                                               4th Qtr/02    3rd Qtr/02    4th Qtr/01        2002            2001
                                             --------------------------------------------------------------------------
  Operating Expenses
   - Selling                                         40,849       49,194          48,734        177,236         187,996
   - General and administrative                      26,283       22,353          23,395         95,299          95,986
   - Other operating expenses, net                   10,037        8,302           8,189         36,527          22,782
                                             --------------------------------------------------------------------------
  Subtotal                                           77,169       79,849          80,318        309,062         306,764
                                             --------------------------------------------------------------------------
   - Net financial expenses (revenues)               (5,024)       8,135          10,251         12,443          53,041
                                             --------------------------------------------------------------------------
  Total                                              72,145       87,984          90,569        321,505         359,805
                                             ==========================================================================

Consolidated net operating expenses decreased 18.0% compared to the third quarter of 2002, due to lower selling expenses and the generation of net financial revenue. In relation to the fourth quarter of 2001, there was a 20.3% increase that was also due to lower selling expenses and the generation of net financial revenue.

Consolidated bad debt expense during the fourth quarter of 2002 reached R$1.8 million, representing 0.6% of gross revenues for the quarter, and a decrease of 86.3% (from R$13.2 million to R$1.8 million) when compared to the third quarter of 2002.



SAC

Subscriber acquisition cost ("SAC") for the fourth quarter of 2002 was R$84, compared to the R$137 during the third quarter of 2002, and the R$156 registered during the fourth quarter of 2001. For the year 2002, subscriber acquisition cost was R$110, versus the R$128 during the same period in 2001.

For the fourth quarter of 2002, Tele Nordeste Celular reported consolidated EBITDA and EBIT of R$121.8 million and R$70.1 million, respectively, representing an EBITDA margin of 48.5% and an EBIT margin of 27.9% over net operating revenues, compared to EBITDA of R$104.8 million and EBIT of R$53.2 million, representing an EBITDA margin of 44.1% and EBIT margin of 22.4% over net operating revenues for the third quarter of 2002.

For the fourth quarter of 2001, Tele Nordeste Celular registered EBITDA of R$92.6 million and EBIT of R$42.4 million, representing an EBITDA margin of 41.8% and an EBIT margin of 19.2% over net operating revenues.

For the full-year period, consolidated EBITDA and EBIT totaled R$427.7 million and R$223.1 million, respectively, representing an EBITDA margin of 46.4% and an EBIT margin of 24.2% over net operating revenues, compared to a consolidated EBITDA and EBIT of R$337.7 million and R$ 155.3 million, respectively, representing an EBITDA margin of 40.9% and an EBIT margin of 18.8% over net operating revenues during the same period of 2001.



Tele Nordeste Celular's consolidated net income for the fourth quarter of 2002 amounted to R$ 46.0 million compared to R$ 25.6 million in the third quarter of 2002 and R$ 28.2 million in the fourth quarter of 2001. For the full-year period in 2002, net income totaled R$ 118.6 million compared to R$ 65.5 million in 2001.



Goodwill Amortization

On June 30, 2000, Tele Nordeste Celular and its operating companies completed a restructuring process that resulted in the transfer of the goodwill paid during the privatization process from Bitel Participacoes S.A., the parent company of Tele Nordeste Celular, to each one of the operating companies. This restructuring was aimed at taking advantage of a tax benefit estimated at R$200 million over 8 years, through 2008, which will be incorporated into each operating company's share capital. Tele Nordeste is awaiting Anatel's approval for a proposed merger of the operating companies.

During the fourth quarter of 2002, the consolidated amortization of the premium, net of the reversal of the provision for the integrity of shareholders' equity, was R$6.3 million, generating a fiscal benefit of the same value.

For full-year 2002, the consolidated amortization of the premium, net of the reversal of the provision for the integrity of shareholders' equity, was R$25.2 million, generating a fiscal benefit of the same value.

Capitalization of Tax Benefit

At the upcoming Annual Shareholders' Meeting, Management will submit a proposal for a capital increase for Tele Nordeste Celular and its operating companies in an amount corresponding to the respective tax benefits generated at each of the companies.

Dividends

The Company will receive R$30,405 in dividends from its subsidiaries corresponding to earnings for the 2002 fiscal year. Of this amount, the Company expects to distribute R$28,161 in dividends it's shareholders.

As approved in the Annual Shareholders' Meeting held on April 4, 2002, a special dividends payable reserve was provisioned in the amount of R$14,825 corresponding to 2001 earnings, to be distributed to shareholders of record on April 5, 2002 at a future date.

The Company paid a portion of the above-mentioned dividend, in the amount of R$2.244 to shareholders of record on April 5, 2002. This amount is equal to the difference between what the company will receive from its subsidiaries in dividend distributions from 2002 earnings and dividends for distribution to shareholders corresponding to 2002 earnings.

The remaining balance of the special dividends payable reserve (R$14.825 - R$2.244 = R$ 12.581) will be paid at a future date and shareholders of record on April 5, 2002 will maintain their rights to receive the distribution, as approved in the Annual Shareholders' Meeting on April 4, 2002.

A total of R$28,161 in dividends corresponding to 2002 earnings will be proposed for distribution to the Company's shareholders at the Annual Shareholders' Meeting where the 2002 earnings will be approved.

The amounts of R$2,244 and R$28,161 will be adjusted by the TR (Taxa Referencial) index as of January 1, 2003 and through the date when payment will be made.

As a result, the dividend distribution for 2002 earnings will be made in the following manner:

     a) For 2002 earnings, R$28,161 will be distributed to shareholders of record on the date of the Annual Shareholders' Meeting that will approve the 2002 earnings for the 2002 fiscal year.




                                                                 2002

      Common shares - R$ 0.0815 per block of 1,000 shares       10,650
      Preferred shares - R$ 0.0065 per block of 1,000 shares    17,511
                                                                ------
                                                                28,161

     b) For payment of the special dividends payable reserve, R$2,244 for shareholders of record on April 5, 2002. 2002

      Common shares - R$ 0.0815 per block of 1,000 shares          849
      Preferred shares - R$ 0.0065 per block of 1,000 shares     1,395

2,244

2003 Capital Expenditures Budget

As per the terms of Article 196 of Rule 6.404/76, Management will submit the Capital Investment Budget for 2003 for approval at the Annual Shareholders' Meeting. The total CAPEX amount proposed is R$389.9 million, with retained earnings related to net income from 2002 of R$84.5 million.


Debt Profile

Consolidated debt at December 31, 2002 was R$333.7 million, with R$256.2 million maturing in the short-term. Foreign currency denominated debt totaled R$123.7 million, all of which was converted into reais, in-line with the policy of the Company's controlling shareholder to minimize exposure to foreign currency risks.

Net consolidated debt at December 31, 2002, totaled R$333.7 million, compared to a net cash position of R$414.4 million.

ARPU

The blended average revenue per user (ARPU), net of taxes, for the fourth quarter of 2002 totaled R$42 per month, compared to R$40 per month registered in the third quarter of 2002, and the R$41 per month for the fourth quarter of 2001.

For full-year 2002, ARPU was R$40 per month compared to R$41 per month in 2001.

Investments

Tele Nordeste Celular and its operating subsidiaries are committed to ongoing technological development and outstanding service quality.

Together, Tele Nordeste Celular and its operating subsidiaries invested R$74.9 million, directed at optimizing of the network, developing new products and services for customers, as well as the acquisition and development of new systems to ensure responsive customer service.

On December 31, 2002, the operating companies of Tele Nordeste Celular had 926 radio base stations (ERBs), of which 10 were mobile and provided services to 307 municipalities that corresponded to coverage of 74.5% of the population. Network digitalization reached 77%; that is, 77% of voice channels were digital, with 98% of its clients using digital handsets.

Human Resources

On December 31, 2002, Tele Nordeste Celular and its operating companies had 1,231 employees including full-time and temporary employees. During the same period of 2001, the company had 1,367 employees, which represents a 9.9% decrease in headcount.

In terms of productivity (number of access per number of employees), Tele Nordeste Celular and its operating companies posted an increase of 21.6%, from 1,286 in December 2001 to 1,564 in December 2002.

Attachments:

- Selected historical data
- Consolidated EBITDA calculation
- Financial statements as of December 31, 2002 and 2001
--------------------------------------------------------------------------------

This press release contains forward-looking statements. Statements that are not statements of historical fact only reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," forecasts," predicts," "plans, " "projects," and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties, forecast or not by the Company. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

Consolidated Data

                                                         --------------------------------------------------------------
                                                            4th Qtr./02     3rd Qtr./02    2nd Qtr./02    1st Qtr./02
                                                         --------------------------------------------------------------
      Clients
       - Total                                               1,925,843       1,904,712      1,842,299       1,808,706
      Net Additions                                             21,131          62,413         33,593          51,046
      Market share (%)                                              59              62             64              65
      Market share marginal (%)                                                     50             58              75
      Year-on-year growth (%)
                                                                   9.6            13.3           13.4            16.2
      Estimated population of region (in millions)                27.2            27.2           27.2            27.2
      Penetration rate (%)
       - Tele Nordeste                                             6.9             6.9            6.6             6.5
       - Total                                                    11.7            11.1           10.3            10.1
      Municipalities covered                                       307             301            295             307
      MOU total                                                    113             111            108             118
      Churn total (%)                                              6.4             5.2            6.2             5.4
      Blended ARPU (R$)
       - Total                                                   42.10           40.00          38.37           39.50
      SAC - Subscriber acquisition cost (R$)                        84             137            110             107
      Digitalization rate (%)
       - Network                                                    77              76             76              75
       - Clients                                                    98              97             96              95
      Coverage
       - Population                                                 75              75             75              75
       - Geographical area                                          29              29             29              29
      Workforce                                                  1,231           1,238          1,236           1,283


Consolidated EBITDA Calculation (in thousands of Reais)


                                      ---------------------------------------------------------------------
                                            2002     4th Qtr./02    3rd Qtr./02   2nd Qtr./02   1st Qtr./02
                                      ---------------------------------------------------------------------

    Net Operational revenue                921,522      251,275       237,505       218,469        214,273
    Operational income                     210,633       74,838        45,102        47,584        43,109
    Depreciation                           179,472       45,713        45,286        45,167        43,306
    Amortization of the goodwill            25,180        6,295         6,295         6,295         6,295
    Financial income                      (66,064)     (24,652)      (17,607)      (11,340)      (12,465)
    Financial expenses                      78,508       19,628        25,742        19,002        14,135

    EBITDA                                 427,729      121,822       104,818       106,708        94,381
    % EBITDA                                 46.42        48.48         44.13         48.84         44.05

[LOGO]

                    Tele Nordeste Celular Participacoes S.A.
                             CGC: 02.558.156/0001-18
                              NIRE: 26.3.0001109-3

                                Management Report

To the Shareholders,

Pursuant to the legal and statutory provisions, the Management of Tele Nordeste Celular Participacoes S.A. is pleased to present its Shareholders with the Company's Management Report and Consolidated Financial Statements together with the reports of the Independent Auditors and Audit Committee for the financial year ending December 31, 2002.

1. Introduction

During 2002, all the initiatives taken by Tele Nordeste Celular and its operating subsidiaries were directed towards continued profitable growth and retaining market leadership.

In its position as an emerging market, Brazil continues to report extraordinary growth in mobile cellular telephony services. By the end of 2002, the country posted approximately 32.6 million cellular lines in service, representing year-on-year increase of 13.3% and 616.8% over the past five years. By the end of 2002, penetration levels were of the order of 19.2%.

In the past five years, growth was approximately 429.4% in Tele Nordeste Celular's concession area, which comprises the states of Piaui, Ceara, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas. Currently, cellular telephony penetration in the region is approximately is 11.7%.

In addition to subscriber growth, the mobile cellular segment continues to post an accelerated technological development, as indicated by the recent launch of the Global System for Mobile Communication - GSM technology in Brazil.

The operating companies controlled by Tele Nordeste Celular are: Telepisa Celular S.A., Teleceara Celular S.A., Telern Celular S.A., Telpa Celular S.A., Telpe Celular S.A. and Telasa Celular S.A., the A-band operators in the states of Piaui, Ceara, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas, respectively. The following table illustrates the stake, which Tele Nordeste Celular holds in each of its subsidiaries' capital stock:

--------------------------------------------------------
                                     % Capital
                            ----------------------------
Company                       Voting         Total
                              Shares
--------------------------------------------------------
Telepisa Celular S.A.          97.59         79.40
Teleceara Celular S.A.         86.00         79.97
Telern Celular S.A.            92.87         76.19
Telpa Celular S.A.             94.87         71.85
Telpe Celular S.A.             95.16         78.68
Telasa Celular S.A.            97.31         78.77

Currently, the operating subsidiaries together have more than 1.9 million subscribers and use digital technology (Time Division Multiple Access - TDMA). This technology allows the operators to provide the full range of value added services while maintaining analog voice channels for a small percentage of subscribers that still use analog terminals in addition to the subscribers of third party operators where analog technology is still in use or where the digital technology is not TDMA-compatible.

During 2002, Tele Nordeste Celular's and its operating subsidiaries' business strategy was directed principally at achieving profitable growth and maintaining market leadership by focusing on the following activities:

a) Control of costs and operational expenses;
b) Maintenance of rigid control of payment delinquency;
c) Subscriber retention and loyalty schemes;
d) Network digitalization and optimization;
e) Development of new services and special tariff plans, focusing above all on the corporate segment;
f) Upgrading pre-paid service profitability;
g) Maintaining market leadership; and
h) Human resources training and career development.

2. Macroeconomic Background and Business Sector


In July 1997, the General Telecommunications Law (Law 9,472 dated July 16, 1997) was enacted, creating the new regulatory agency, the National Telecommunications Agency - ANATEL. The Law also updated the sector's regulations and established the basic principles for the privatization of the telecommunications industry.

In July 1998, an auction was held to privatize the twelve holding companies arising from the reorganization of the Telebras System, one of them being Tele Nordeste Celular. The remaining eleven holding companies comprised three fixed-line companies, seven mobile cellular companies and a long distance domestic and international operator. The Bitel Participacoes/UGB Participacoes was the successful consortium which acquired TNC.

In March 1999, Bitel Participacoes S.A., a Telecom Italia Mobile SpA - TIM subsidiary, acquired the shares of UGB Participacoes, thus becoming the sole shareholder of Tele Nordeste Celular.

TIM is one of the world's largest mobile cellular service companies with a subscriber base in September 2002 of more than 37.3 million customers, of which more than 4.9 million are located in Brazil.

TIM also has a controlling stake in Tele Celular Sul Participacoes S.A. (the holding company which controls the A-band cellular operators in the states of Parana and Santa Catarina as well as the city of Pelotas in Rio Grande do Sul State) and Maxitel (the B-band cellular operator for the states of Sergipe, Bahia e Minas Gerais), as well as the following GSM operators: TIM Rio Norte (covering the states of Rio de Janeiro, Espirito Santo, Minas Gerais, Amazonas, Roraima, Amapa, Para, Maranhao, Bahia and Sergipe), TIM Centro Sul, (covering the states of Rio Grande do Sul, Goias, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondonia and Acre, as well as the Federal District) and TIM Sao Paulo (the concession area for which is Sao Paulo State). TIM is thus the only company to give nation-wide coverage in Brazil.

Through the Tender Bid of November 22, 2000 for operating the Personal Communication Service (PCS), ANATEL divided Brazil into three regions (Area I - covering the states of Rio de Janeiro, Espirito Santo, Minas Gerais, Amazonas, Roraima, Amapa, Para, Maranhao, Bahia, Sergipe, Piaui, Ceara, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas; Area II - covering the states of Parana, Santa Catarina, Rio Grande do Sul, Goias, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondonia and Acre as well as the Federal District and Area III - covering Sao Paulo State). Three new C-, D-, and E-bands operating in the 1.8 GHz band frequency were also created.

The PCS, which according to ANATEL is to substitute the Cellular Mobile Service
- CMS, is expected to increase cellular mobile services and at the same time allow the introduction of new services and facilities, thus encouraging the technological migration to the so-called third generation or 3G mobile telephony. The existing A- and B-bands can either choose to migrate to the PCS system before license expiry date or be incorporated into the PCS system as their licenses fall due.

Since there were no bidders for the C-Band concession, ANATEL invited offers for the sale of the corresponding frequencies. The TIM Group companies operating the CMS, indicated their interest in the acquisition of these concessions for migration to the PCS and consequent transformation into GSM operators. On November 20, 2002. ANATEL approved the migration of 10 service providers in the TIM Group to the PCS, among them all Tele Nordeste Celular's operating subsidiaries.

Following the conclusion of the final auctions, the PCS licenses were distributed as follows: the city of Sao Paulo, Bahia, Sergipe, Parana and Santa Catarina under Telecom Americas; upstate Sao Paulo, Minas Gerais, Piaui, Ceara, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas under Vesper; Parana, Santa Catarina, Rio Grande do Sul, Goias, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondonia and Acre under Brasil Telecom.

3. Business Development

The year 2002 was also characterized by a continual upgrading of the business performance of Tele Nordeste Celular and operating subsidiaries which adopted a core strategy of growth, increased market share, retention and enhancement of subscriber loyalty, new products and services development. The companies also sought to be one step ahead of the competition, at the same time, never losing sight of the focus on profitability.

Among the year's most important achievements were a strict control and reduction of operational costs, particularly outstanding being the growth in revenues.

During 2002, the operating subsidiaries upgraded network digitalization to 76.7% of all voice channels with 98% of the subscriber base using digital handsets. The total subscriber base grew by 168,000 representing 598,000 new customers offset against 430,000 disconnections. The TNC group ended the year with a total subscriber base of 1,925,000.

The states comprising TNC's concession area have a population of approximately
27.2 million. The mobile telephony service coverage is estimated at 75% of this population with a penetration of about 6.9% (Tele Nordeste Celular only). Tele Nordeste Celular's concession area covers the states of Piaui, Ceara, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas Through automatic roaming contracts, the company also provides a service to the rest of Brazil as well as parts of South America (Argentina, Paraguay e Uruguay).

The following graphs indicate the expansion of Tele Nordeste Celular's subsidiaries' subscriber base as from December 1998 and the trend in cellular telephony penetration in the concession area:

Subscriber base growth

                                [GRAPHIC OMITTED]

Expansion of cellular telephony penetration (%)

                                [GRAPHIC OMITTED]

The following table indicates the expansion the operations of Tele Nordeste Celular's subsidiaries since December 1998:

----------------------------------------------------------------------------------------------------------------------------
Operational Data                   December 1998      December 1999     December 2000     December 2001     December 2002
----------------------------------------------------------------------------------------------------------------------------
Region's population (million)              25.6              26.0              26.3              27.2              27.2
Population served (%)                      67.0              74.0              74.5              75.0               750
Subscriber base (thousand)                  614             1,188             1,511             1,757             1,925
Post-paid subscribers (thousand)            614               861               825               785               694
Pre-paid subscribers (thousand)               -               327               686               972             1.231
TNC's penetration                           2.5               4.6               5.7               6.7               6.9
Estimated market share (%)                   73                69                65                65                59
Network digitalization (%)                 20.0              55.0              73.6              75.0                75
Licensed stores                             196               293               361               409               454

Tele Nordeste Celular and its operating subsidiaries see its principal benchmarks of excellence as continual technological development combined with providing a quality service to the subscriber. The success of the new services is a measure of the companies' credibility and confidence which they enjoy in the consumer market. Below, we indicate the achievements in 2002, which facilitated subscriber retention and loyalty:

a) New services such as "Group Calls" (enabling the subscriber to choose 5 cellular numbers, one of which may be a fixed line number, for the purpose of making reduced rate calls) and the "Minutes Available" service (through the sending of a text message to the 990 number, the subscriber can verify calling time still available and the outstanding billed amount at any given moment), as well as the revamping of the TIM Formula Plans (adjustment of tariff plans in line with effective subscriber requirements);

b) Launching of the "Business E-Message" (enables text messages to be sent to pre-established groups) and the "Zero Tariff" (exempts tariff collection on business plans for a pre-established group through the payment of a surcharge);
c) Creation of the "Tim Shop", the first site for cellular handset sales and accessed via the www.timnordeste.com.br home page; and

d)  Expansion of the digital recharging network for the pre-paid system.


4.  Economic and Financial Performance

The year began still fresh from the after effects of events, which had impacted the economy in 2001, namely the Argentine crisis, the energy shortages in Brazil and the September 11 attacks in the USA. Added to this, in 2002 there was the growing uncertainty surrounding the Brazilian presidential elections and manifested in increased sovereign risk, an escalating foreign exchange rate and fears surrounding a possible left-of-center administration. However, once more confounding the pessimism of market analysts, the Brazilian economy posted an estimated GDP growth of approximately 1.5%.

Tele Nordeste Celular's management believes that the company's economic and financial performance was particularly impressive thanks to the strategies adopted, which ensured that all the operating targets for the 2002 financial year were successfully met.

Net Operational Revenues - Consolidated net operational revenues were R$921.5 million, 11.5% above the preceding financial year. Year-on-year net revenue from services grew by 8.4% thanks to the implementation of loyalty and retention initiatives in the post-paid segment, especially at the corporate subscriber level. This item was also boosted from actions designed to enhance revenues from the pre-paid market. Another important factor was the control of delinquency levels with the associated reduction in costs. Net operational revenue generated from the sale of cellular handsets and accessories was R$50.4 million, 119.7% more than in 2001. This growth reflects the positive results arising from promotional campaigns during the course of 2002 and driven by the intensified degree of competition in the market.

EBITDA and EBIT - Consolidated EBITDA (profit before interest, direct taxes, depreciation and amortization) was R$427.7 million and 46.4% of the consolidated net operational revenue, a year-on-year growth of 26.6% (R$337.7 million in 2001). Consolidated EBIT (profit before interest and direct taxes) was R$223.1 million, or 24.2% of net consolidated operational revenue, representing a year-on-year growth of 43.3%, the total for this item in 2002 being R$155.3 million). The significant improvement in EBITDA and EBIT reflects a decrease in operating costs and expenses as well as the notable revenue growth.

Net Results - Consolidated net profit was R$118.6 million, which translates into a year-on-year growth of 80.9%. This result stems from a series of joint actions established by Tele Nordeste Celular's and its operating subsidiaries' strategic plan as growth with profitability.

Financing -Tele Nordeste Celular ended the 2002 financial year with consolidated liabilities in the form of loans and financing worth R$333.7 million, R$209.9 million in local currency and R$123.7 in US dollars, the foreign exchange risk on which was zeroed through the use of hedging instruments.

Dividends - The Board of Directors proposes to pay dividends of R$28.2 million for the 2002 financial year as well as to realize a part of the special dividend reserve payable and created in the 2001 financial year for R$2.2 million, making a total dividend distribution of R$30.4 million.

Capital Markets - Tele Nordeste Celular's shares began trading on the Sao Paulo Stock Exchange - BOVESPA on September 21,1998 (Preferred) and September 25, 1998 (Common). The company's ADR's were traded on the New York Stock Exchange - NYSE as from November 16, 1998.

In 2002, capital market sentiment was negatively impacted by the uncertainties surrounding the presidential elections in Brazil as well as the possibility of an eventual war in the Middle East.

In the domestic market, the IBOVESPA posted a 20.5% decline against a depreciation of 22.19% in the case of the company's common shares while its preferred shares were down 13.66%. Since their listing in September 1998, the common and preferred shares have appreciated 404.2% and 445.1%, respectively.

In the US market, while the Dow Jones Industrial Average declined 13.80% in 2002, TNC's ADR's reported a depreciation of 46.9%. Since their listing in November 1998, the company's ADR's have appreciated 42%.

On the final trading day of the BOVESPA in 2002, the common and preferred nominative shares closed at R$2.42 and R$2.78 per thousand shares, respectively. The ADR's (corresponding to 20,000 preferred shares) closed on the final trading day of the year for the NYSE at US$15.25.

The following graphs show the trend in Tele Nordeste Celular's shares in the Brazilian and US markets:

The Sao Paulo Stock Exchange - BOVESPA

                                [GRAPHIC OMITTED]

New York Stock Exchange - NYSE

                                [GRAPHIC OMITTED]


5. Capital expenditures

Tele Nordeste Celular and its operating subsidiaries have as benchmarks of excellence, continual technological development and the pursuit of quality in customer service.

Together, Tele Nordeste Celular and its operating subsidiaries invested R$74.9 million, basically in network modernization and optimization, in the development of new subscriber products and services and in the acquisition and development of new systems for responding more rapidly to customer requirements.


6. Commitments with ANATEL

Since privatization, Tele Nordeste Celular's operating subsidiaries have complied with all their commitments to ANATEL in terms of network coverage.

In November 1999, Tele Nordeste Celular's operating subsidiaries and the other Brazilian operators signed a Commitment Protocol with ANATEL for monitoring services provided through the Cellular Mobile Service. Under this agreement, fresh individual targets for service quality were established. These targets have been monitored on a monthly basis since January 2000 and have become mandatory since June 2001. Tele Nordeste Celular's operating subsidiaries have exerted their best efforts to ensure that the regulatory body's targets are complied with.


7. Human Resources


In 2002, Tele Nordeste Celular's Human Resources Area registered some significant results.

While 2002 net operational revenues from services grew 8.4% and the subscriber base by 9.5%, the operators' head count fell by 9.9% and translating into a relation of 1,564 subscribers per employee. This compares with 1,286 subscribers per employee at the end of the 2001 fiscal year and therefore representing a
21.6 % improvement in productivity.

This performance reflects some of the following initiatives:

a) The establishment of an in-house human resources consultancy team with a generalist profile for the purpose of achieving a greater proximity with the company employee, allowing a faster response to problem-solving, a multi-functional approach and focus on results;
b) Reformulating of the model for recruitment and the selection of outsourced employees;
c) Performance-related remuneration involving retail and corporate sales' areas as well as periodic campaigns for bill collection and telesales, thus increasing employee motivation;
d) Preparation and conclusion of the virtual resume management project (as a tool to be used in the selection and internal movement processes);
e) The introduction of an award system for managerial personnel who are set pre-established targets for specific areas;
f) Broadening of the workplace gymnastic program for call center personnel as well as other areas of the company; g) Hiring of speech therapist services for call center employees aimed at preventing occupational illnesses and to reduce the level of absenteeism;
h) Strategic focus on programs for the closer integration of areas, improving sales and negotiation techniques and a program for the development of management personnel;
i) The company was chosen to take part in a remote pilot scheme sponsored by Telecom Italia Mobile S.p.A. and in line with new learning methods;


                               [GRAPHIC OMITTED]


(TITULO?)

In December 2002, Tele Nordeste Celular and its operating subsidiaries had a headcount of 1,231 between direct and outsourced employees.

8. Acknowledgements

Finally, Tele Nordeste Celular's management would like to thank its Shareholders, Subscribers, Governments, Suppliers and Financial Institutions for their support and trust and particularly our employees for their dedication and endeavor.


THE MANAGEMENT

                                        Consolidated Financial Statements

                                        Tele Nordeste Celular Participacoes S.A.
                                        and subsidiaries

                                        Years ended December 31, 2002 and 2001
                                        with Report of Independent Auditors

                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries



                              FINANCIAL STATEMENTS

                     Years ended December 31, 2002 and 2001



                                    Contents


           Report of Independent Auditors.....................................1

           Audited Financial Statements

           Balance Sheets.....................................................2
           Statements of Income...............................................3
           Statements of Shareholders' Equity.................................4
           Statements of Changes in Financial Position........................5
           Notes to Financial Statements......................................6

          A free translation from Portuguese into English of Report of
            Independent Auditors on financial statements prepared in
              Brazilian currency in conformity with the accounting
                practices originating in Brazil's Corporation Law
--------------------------------------------------------------------------------


                         REPORT OF INDEPENDENT AUDITORS



The Board of Directors and Shareholders
Tele Nordeste Celular Participacoes S.A.


We have audited the accompanying balance sheets of Tele Nordeste Celular Participacoes S.A. (Company) and the consolidated balance sheets of Tele Nordeste Celular Participacoes S.A. and its subsidiaries (Consolidated) as of December 31, 2002 and 2001, and the related statements of income, shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

Our audits were conducted in accordance with generally accepted auditing standards in Brazil and included: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company and its subsidiaries; (b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements; and (c) an assessment of the accounting practices used and significant estimates made by management, as well as an evaluation of the overall financial statement presentation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tele Nordeste Celular Participacoes S.A., and the consolidated financial position of Tele Nordeste Celular Participacoes S.A. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended, in conformity with the accounting practices originating in Brazil's Corporation Law.


                          Recife (PE), January 15, 2003

                          [ERNST & YOUNG LOGO]
                          Auditores Independentes S.C.
                          CRC - 2SP 015.199/O-6-S - PE




                          Aurivaldo Coimbra de Oliveira
                       Accountant CRC - 1PE 009.428/O - 4

Tele Nordeste Celular Participacoes S.A.
         and subsidiaries


Balance Sheets

December 31, 2002 and 2001

(In thousands of reais)





                                      Company           Consolidated
                                  ----------------  ---------------------

Assets                             2002       2001      2002      2001
                                 --------   --------  --------  --------
Current assets:
   Cash and cash equivalents        602       664     414,413    172,266
   Trade accounts receivable          -         -     168,494    155,398
   Inventories                        -        48       8,774      6,147
   Recoverable taxes              5,873     2,578      30,294     29,339
   Deferred income and social
     contribution tax credit      1,234       584      51,244     41,943
   Dividends and interest on
      shareholders' equity       30,405     18,235          -          -
   Other assets                     389       844       3,348      2,186
                                --------    ------    --------   --------

Total current assets             38,503     22,953    676,567    407,279
                                --------    ------    --------   --------

Noncurrent assets:
   Deferred income and social
     contribution tax credit      5,764     3,218     121,176    146,415
   Due from related parties       5,776     3,343           -          -
   Other assets                      39        25      12,521     10,782
                                --------    ------    --------   --------

                                 11,579     6,586     133,697    157,197
                                --------    ------    --------   --------

Permanent assets:
   Investments                  724,036    627,142     10,179     13,712
   Property, plant
     and equipment                3,699      4,293    580,910    687,747

                               --------    -------   --------   --------
                                727,735    631,435    591,089    701,459


Total assets                    777,817    660,974  1,401,353  1,265,935
                                =======    =======  =========  =========


                              Company          Consolidated
                          -----------------  ------------------
Liabilities and
shareholders' equity        2002      2001     2002      2001
                          --------  -------  -------  ---------

Current liabilities:
   Trade accounts payable   980       425    62,868     77,445
   Loans                      -         -    46,269     30,441
   Debentures                 -         -   209,954     8,589
   Taxes payable          2,767       481    41,949     33,636
   Salaries and
     vacations payable    3,630     2,593     8,117      6,739
   Due to related
     parties             22,252    10,690         -          -
   Dividends and
     interest on
     shareholders'
     equity              32,526    21,138    47,217     31,060
   Other liabilities      5,297     3,631    30,573     23,063
                        --------   -------   -------  ---------


Total current
  liabilities            67,452    38,958   446,947   210,973
                        --------   -------   -------  ---------

Noncurrent liabilities:
   Loans                      -         -    77,466    109,281
   Debentures                 -         -         -    200,000
   Provision for
     contingencies          220        40    16,058      2,703
                        --------   -------   -------  ---------

                            220        40    93,524    311,984
                        --------   -------   -------  ---------


Minority interests            -         -    150,737   121,002
                        --------   -------   -------  ---------


Shareholders' euity:

   Paid in capital      288,443   186,054   288,443   186,054
   Capital reserve      169,532   193,083   169,532   193,083
   Profit reserves      122,196   118,511   122,196   118,511
   Retained earnings    129,974   124,328   129,974   124,328
                        --------   -------   -------  ---------

                        710,145   621,976   710,145   621,976
                        --------   -------   -------  ---------


Total liabilities
  and shareholders'     777,817   660,974 1,401,353  1,265,935
  equity                ========  ======== ========= ==========


See accompanying notes

Tele Nordeste Celular Participacoes S.A.
          and subsidiaries


STATEMENTS OF INCOME

Years ended December 31, 2002 and 2001

(In thousands of reais)

                                                                       Company                       Consolidated
                                                            -------------------------------  -----------------------------

                                                                     2002             2001          2002             2001
                                                            --------------   --------------  ------------   --------------
                                                                             (Reclassified)                 (Reclassified)
Gross revenue from services and sales
    Telecommunication services and sale of goods                                         -     1,198,476        1,054,553

Deductions                                                              -                -      (276,954)        (228,303)
                                                            --------------   --------------  ------------   --------------

Net revenue                                                             -                -       921,522          826,250

Cost of goods sold and services rendered                                -                -      (389,383)        (362,289)
                                                            --------------   --------------  ------------   --------------

Gross profit                                                            -                -       532,139          463,961

Operating income (expenses):
    Selling expenses                                                                     -      (177,236)        (187,996)
    General and administrative expenses                            (7,752)          (8,172)      (94,904)         (95,470)
    Management fees                                                  (394)            (516)         (394)            (516)
    Financial expenses                                             (5,217)         (10,252)      (78,508)         (85,729)
    Financial income                                                  371              565        66,064           32,688
    Equity pickup from subsidiaries                               133,470           75,974        (4,286)          (1,888)
    Employees' profit sharing                                      (1,688)          (1,468)       (3,700)          (3,832)
    Other operating income (expenses), net                          1,115           (1,029)      (36,524)         (22,782)

Operating income                                                  119,905           55,102       202,651           98,436
                                                            --------------   --------------  ------------   --------------

Nonoperating expenses, net                                         (2,997)            (294)       (3,120)          (2,155)
                                                            --------------   --------------  ------------   --------------

Income before taxes on income and reversal of
    interest on shareholders' equity                              116,908           54,808       199,531           96,281
                                                            --------------   --------------  ------------   --------------

Income and social contribution taxes                                1,666            2,722       (48,402)         (20,123)
Reversal of interest on shareholders' equity                            -            8,000         5,992           10,883
                                                            --------------   --------------  ------------   --------------

Income before minority interests                                  118,574           65,530       157,121           87,041
                                                            --------------   --------------  ------------   --------------

Minority interests                                                      -                -       (38,547)         (21,511)
                                                            --------------   --------------  ------------   --------------

Net income for the year                                           118,574           65,530       118,574           65,530
                                                            ==============   ==============  ============   ==============

Earnings per 1,000-share lot (in reais)                              0.34             0.19
                                                            ==============   ==============

Quantity of shares at year-end (in thousands)                 345,739,620      337,768,635
                                                            ==============   ==============

See accompanying notes.

Tele Nordeste Celular Participacoes S.A.


STATEMENTS OF SHAREHOLDERS' EQUITY Years ended December 31, 2002 and 2001 (In thousands of reais)

                                                 Capital
                                                 reserve               Profit reserves
                                                 --------  -----------------------------------------
                                                                                Realizable
                                                 Special   Statutory    Legal    profit     Dividends  Retained
                                       Capital     premium  reserve     reserve reserve     payable    earnings     Total
                                       --------  -------------------   -----------------  ----------  ----------  --------


Balance at December 31, 2000           108,843   204,068     87,154    13,255    69,996           -      92,568   575,884

Capital increase with reserve and
   retained earnings                    77,211   (10,985)         -         -         -           -     (66,226)        -

Realization of realizable profit reserve     -         -          -         -   (69,996)          -      69,996         -

Net income for the year                      -         -          -         -         -           -      65,530    65,530

Appropriation of income:
    Legal reserve                            -         -          -     3,277         -           -      (3,277)        -
    Dividends                                -         -          -         -         -           -     (11,438)  (11,438)
    Reserve for payable dividends            -         -          -         -         -      14,825     (14,825)        -
    Interest on shareholders' equity         -         -          -         -         -           -      (8,000)   (8,000)

                                       --------  --------  ---------   -------  --------  ----------  ----------  --------
Balance at Deember 31, 2001            186,054   193,083     87,154    16,532         -      14,825     124,328   621,976

Capital increase with reserve and
   retained earnings                   102,389   (23,551)         -         -         -           -     (78,838)        -

Realization of a portion of the reserve
    for dividends payable                    -         -          -         -                (2,244)          -    (2,244)

Net income for the year                      -         -          -         -         -           -     118,574   118,574

Appropriation of income:
    Legal reserve                            -         -          -     5,929         -           -      (5,929)        -
    Dividends                                -         -          -         -         -           -     (28,161)  (28,161)

                                       --------  --------  ---------   -------  --------  ----------  ----------  --------
Balance at December 31, 2002           288,443   169,532     87,154    22,461         0      12,581     129,974   710,145
                                       ========  ========  =========   =======  ========  ==========  ==========  ========


See accompanying notes.

Tele Nordeste Celular Participacoes S.A.
                  and subsidiaries


STATEMENTS OF CHANGES IN FINANCIAL POSITION

Years ended December 31, 2002 and 2001
(In thousands of reais)

                                                                               Company                        Consolidated
                                                                    -----------------------------   -------------------------------

                                                                        2002             2001           2002              2001
                                                                    ------------   --------------   -------------    --------------

Sources of working capital
     From operations:
         Net income for the year                                       118,574           65,530         118,574            65,530

         Items that do not affect working capital:
            Depreciation                                                 1,275            1,224         179,472           155,367
            Residual value of fixed assets disposed of                      57               55           2,231             7,441
            Equity pickup from subsidiaries                           (137,758)         (77,862)              -                 -
            Equity pickup from affiliated companies                      4,288            1,888           4,288             1,888
            Monetary variations of noncurrent liabilities                    -                -           6,763            38,716
            Monetary variations of noncurrent assets                       (39)            (205)              -                 -
            Gain (loss) for change in shareholdings in subsidiaries      3,042            1,866            (755)                -
            Minority interests                                               -                -          38,547            21,511
            Provision for contingencies                                    180               40          13,355             1,800
                                                                    ------------   --------------   -------------    --------------

                                                                       (10,381)          (7,464)        362,475           292,253

     From third parties:
         Dividends                                                      12,666            9,188               -                 -
         Interest on shareholders' equity                               20,868           10,647               -                 -
         Transfer from noncurrent to current assets                     36,464           64,261          30,494            26,618
                                                                    ------------   --------------   -------------    --------------

                                                                        69,998           84,096          30,494            26,618
                                                                    ------------   --------------   -------------    --------------


Total sources                                                           59,617           76,632         392,969           318,871
                                                                    ------------   --------------   -------------    --------------

Applications of working capital:
     Noncurrent assets                                                  41,418           51,963           6,994            13,915
     Investment                                                              -           11,100               -            11,100
     Property, plant and equipment                                         738              476          74,866           131,977
     Dividends                                                          28,161           11,438          28,161            11,438
     Interest on shareholders' equity                                        -            8,000               -             8,000
     Transfer from noncurrent to current liabilities                         -                -         238,578            79,637
     Minority interests - dividends and participation variations             -                -           8,812             3,974
     Realization of a portion of the special reserve for
       dividend payable                                                  2,244                -           2,244                 -
     Net effects on assets and liabilities for dilution
        of shareholding in subsidiaries                                      -                -               -             2,762
                                                                    ------------   --------------   -------------    --------------

Total applications                                                      72,561           82,977         359,655           262,803
                                                                    ------------   --------------   -------------    --------------

Increase (decrease) in working capital                                 (12,944)          (6,345)         33,314            56,068
                                                                    ============   ==============   =============    ==============

Changes in working capital
     At beginning of year                                              (16,005)          (9,660)        196,306           140,238
     At end of year                                                    (28,949)         (16,005)        229,620           196,306
                                                                    ------------   --------------   -------------    --------------

Increase (decrease) in working capital                                 (12,944)          (6,345)         33,314            56,068
                                                                    ============   ==============   =============    ==============


See accompanying notes.

                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


1   Operations

    Tele Nordeste Celular Participacoes S.A. was formed on May 22, 1998, through spin-off of certain assets and liabilities of TELEBRAS, based on the balance sheet as of February 28, 1999, in connection with the privatization process of the telecommunications sector in Brazil.

    Tele Nordeste Celular Participacoes S.A. is a publicly traded corporation controlled by Bitel Participacoes S.A., which holds 52.32% of voting capital and 21.18% of total capital.

    The concession for rendering Band "A" cellular telephone services to the operating subsidiaries that cover the States of Alagoas, Ceara, Piaui, Rio Grande do Norte, Paraiba and Pernambuco, were granted by the Federal Government on November 4, 1997 and may be renewed for successive periods of 15 years.

    The business activities of operating subsidiaries, including the services they may provide and the maximum tariff rates to be charged are regulated by the National Telecommunications Agency (Agencia Nacional de Telecomunicacoes
    - ANATEL), the regulatory agency for Brazil's telecommunications industry, in compliance with Law No. 9,472 of July 16, 1997 and the respective regulations.

    TIMNET.COM S.A. was formed on June 13, 2000, in which Tele Nordeste Celular Participacoes S.A. holds a 20% shares interest. The business purpose of this company is to provide Internet access to end users, as well as related services, hosting of Internet services, web design, the rendering of information and data processing services, and technical consulting and assistance regarding information technology and telecommunications.

2   Corporate Reorganization - The Millennium Project

    At the time the controlling shareholder of Tele Nordeste Celular Participacoes S.A. acquired its common shares participation, resulting from the privatization process, it paid an amount in addition to the accounting value of the common shares, thus characterizing a premium. In the first quarter of 2000, Tele Nordeste Celular Participacoes S.A. and its controlling shareholder started a corporate reorganization for the transfer of this premium to its operating subsidiaries in order to benefit of the tax deductibility resulting from the premium amortization.

                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


2   Corporate Reorganization - The Millennium Project   (continued)

    As the first phase of the corporate restructuring, the premium was transferred to Tele Nordeste Celular Participacoes S.A. by means of a two-step process, involving the formation by the controlling shareholder of a new subsidiary to which the premium was transferred and later on the merger by absorption of this new subsidiary into Tele Nordeste Celular Participacoes S.A. on April 3, 2000. These two steps were completed on April 28, 2000, at which date they were approved by the Extraordinary Shareholders General Meeting.

    In the second phase, Tele Nordeste Celular Participacoes S.A. performed a spin-off, by which the operating subsidiaries incorporated the respective participation in the premium. This second phase was approved by the Board of Directors of Tele Nordeste Celular Participacoes S.A. on May 30, 2000 and by the Extraordinary Shareholders General Meeting of each subsidiary on June 30, 2000.

    The accounting records kept for corporate and tax purposes resulting from the corporate restructuring process described above present specific accounts related to premium, provision, respective amortization and reversal of the recorded provision and tax credit, the balances of which are as follows:

                                                                        Consolidated
                                                                 ------------------------------
                                                                        2002              2001
                                                                 ------------  ----------------
    Premium incorporated for investment acquisition,
      net of accumulated amortization                                413,506           487,566
    Provision for integrity of net equity,
      net of reversals                                              (272,914)         (321,794)

                                                                 ------------  ----------------
    Tax benefits                                                     140,592           165,772
                                                                 ============  ================


    The premium was recorded under the financial precept of expected future profitability and is being amortized over a 10-year period, as per the appraisal report prepared by a specialized firm. In view of the Company's projected operating results, the amortization of the first two years was at the annual rate of 4%, whereas the remaining balance is being amortized on a straight-line basis over the remaining 8 years, in consonance with the appraisal report. During the year, there were no changes in the Company's management expectation in relation to the amortization period established.

                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


2   Corporate Reorganization - The Millennium Project   (continued)

    The provision for integrity of net equity represents 66% of premium net of amortization. The purpose of this provision is to preserve the flow of income distribution to shareholders, allowing premium amortization to become neutral in relation to the flow of dividends to be paid in the future.

    In order to provide a better presentation of the financial statements, the net amount of premium less the provision of R$ 140,592 that, in essence, represents the tax credit balance, was classified in the balance sheet under current assets (R$ 25,180 = R$ 74,060 premium amortization less R$ 48,880 provision reversal) and noncurrent assets (R$ 115,412) as deferred income and social contribution tax credits. Amortization of premium and the reversal of the provision are recorded, respectively, as other operating expenses and income.

3   Presentation of Financial Statements

    The consolidated financial statements were prepared in accordance with the accounting practices originating in Brazil's Corporation Law and the complementary rules of the Brazilian Securities and Exchange Commission - SEC (Brazilian regulatory authority for listed companies).

    Some 2001 accounts of the statement of income were reclassified for purposes of adequacy and consistency with the current year.

                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


4   Consolidated Financial Statements

    The consolidated financial statements include Tele Nordeste Celular Participacoes S.A. and the following subsidiary companies:

                                               % Participation
                                          ---------------------------
                                             2002           2001
                                          ------------  -------------
      Telasa Celular S.A.                      78.77%         78.02%
      Teleceara Celular S.A.                   79.97%         79.55%
      Telepisa Celular S.A.                    79.40%         78.85%
      Telern Celular S.A.                      76.19%         75.42%
      Telpa Celular S.A.                       71.85%         71.85%
      Telpe Celular S.A.                       78.68%         77.68%

    The consolidation process includes the following principal procedures:

    a.  Elimination of intercompany asset and liability balances;

    b. Elimination of participation in subsidiaries' capital, reserves and retained earnings;

    c. Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions;

    d. Identification of minority interests in the consolidated financial statements.

5   Summary of Principal Accounting Practices

    Complying with the accrual basis of accounting, the Company and its subsidiaries adopt the following accounting practices:

    a.  Cash and cash equivalents

        Consists of bank account balances and short-term investments that mature in less than three months. The latter are stated at cost plus earnings to the balance sheet date.

                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


5   Summary of Principal Accounting Practices   (continued)

    b.  Trade accounts receivable

        Accounts receivable from telecommunication service subscribers are stated at the tariff rate in effect on the date the service is rendered. They also include amounts receivable from services rendered but not billed up to the balance sheet date as well as receivables arising from the sale of cellular telephones.

    c.  Allowance for doubtful accounts

        Is set up at an amount considered adequate to cover any adventitious losses arising on collection of accounts receivable, taking into consideration the risks involved.

    d.  Inventories

        Comprising mainly cellular telephones for resale, are valued at average cost, net of a provision for adjustment to market value, when applicable.

    e.  Investments

        Investments in subsidiaries and affiliates are valued at the equity method, and their accounting practices are in line with those of the parent company.

    f.  Property, plant and equipment

        Are recorded at acquisition or construction cost, less accumulated depreciation. Expenditures incurred with repair and maintenance costs are capitalized when representing improvements (increase of installed capacity or extended estimated useful life), otherwise they are charged to operating results, observing the accrual basis. Interest on loans financing construction in progress is capitalized and depreciated over the estimated useful life of the asset item. The recovery of property, plant and equipment through operations is reviewed annually.

        Depreciation is calculated by the straight-line method at rates that take the estimated useful life of the assets into consideration, as shown in Note 12.

                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


5   Summary of Principal Accounting Practices (continued)

    g.  Income and social contribution taxes

        Income and social contribution taxes are calculated at the rate in effect at the date of preparation of the financial statements, according to the accrual basis.

        Deferred income and social contribution taxes are recorded in current and noncurrent assets, according to their expected realization date, and are reviewed annually.

        The tax credit resulting from merger of the spun off assets of Tele Nordeste Celular Participacoes S.A. into its subsidiaries is being realized over a 10-year period.

    h.  Loans and financing

        Loans and financing include interest accrued to the balance sheet date. As mentioned in Note 13, the subsidiaries have hedge contracts that effectively convert liabilities denominated in U.S. dollars into obligations denominated in reais, in order to protect themselves against an unexpected devaluation of the real in relation to the U.S. dollar. Hedge operation gains and losses are shown in the statement of operations on the accrual basis, at contracted rates.

    i.  Vacations accrual

        Vacations and related charges are accrued in proportion to the vacation acquisition period.

    j.  Provision for contingencies

        Is set up based on management's expectations, supported by the legal advisors' opinion, at amounts judged sufficient to cover probable losses and risks.

                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


5   Summary of Principal Accounting Practices   (continued)

    k.  Recognition of operating income

        Income derived from services rendered and from the sale of cellular telephones is recorded according to the date the services are rendered or the sale made. The telecommunication cellular services comprise the subscription, use, use of network and other services rendered to subscribers and other telecommunication operators. Services rendered in the period between the billing date up to the end of each month are estimated and recognized as income in the month the service is rendered.

        Prepaid telecommunication services are recognized on the accrual basis in the period they are used, based on the effective use recorded in each period.

    l.  Employees' profit sharing

        The Company accrued the employees' participation in profit based on operating goals and the amounts are subjected to the approval of the Shareholders' General Meeting.

    m.  Financial instruments

        The Company estimates, based on the relevant market information available or other evaluation techniques, the fair value of the financial instruments, including the hedge instruments, at the balance sheet date.

    n.  Use of estimates

        The preparation of the Company's and consolidated financial statements require management to make estimates and establish assumptions that may affect the amounts disclosed in the financial statements and corresponding notes. The actual results may differ from these estimates.

    o.  Transactions in foreign currency

        Are recorded by using the exchange rate in effect at the date of transaction. Assets and liabilities denominated in foreign currency are translated at the rate in effect at the balance sheet date. Exchange variations are charged to operating results when incurred.

                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


5   Summary of Principal Accounting Practices   (continued)

    p.  Income per 1,000-share lot

        Income per 1,000-share lot is calculated based on the number of outstanding shares at the balance sheet date.


6   Transactions with Related Parties

    The main transactions between related parties are represented by network use services and loans, and were carried out under normal market conditions.

                                Telasa      Telpe      Telpa    Telern  Teleceara   Telepisa    Balance    Balance
                               Celular    Celular    Celular   Celular    Celular    Celular         in         in
                                  S.A.       S.A.       S.A.      S.A.       S.A.       S.A.       2002       2001
                             ---------- ---------- ---------- --------- ---------- ---------- ---------- ----------

      Assets
      Noncurrent assets:           608      2,253        568       604      1,376        367      5,776      3,343
          Other rights             608      2,253        568       604      1,376        367      5,776      2,262
          Loans                      -          -          -             -      -          -          -      1,081

      Dividends and interest on
         shareholders' equity    2,944        988        465     1,878     10,095      1,673     18,043     18,235

      Liabilities
      Current liabilities:           -     22,252          -         -          -          -     22,252     10,690
        Other obligations            -         29          -         -          -          -         29          9
        Loans                        -     22,223          -         -          -          -     22,223     10,681

      Expenses:                      -      2,826          -         -          -          -      2,826        614
        Financial expenses           -      2,826          -         -          -          -      2,826        614

      Income:                    3,491      1,222        555     2,231     11,965      1,986     21,450        190
        Financial income             6          -          8         7         14          4         39        190
        Interest on              3,485      1,222        547     2,224     11,951      1,982     21,411          -
         shareholder's equity



    The Company signed a management agreement with its collaborating shareholder Telecom Italia Mobile SpA, encompassing consulting services for the business development. This contract was duly approved by the Extraordinary Shareholders Meeting of November 29, 2000 and establishes, mainly, a quarterly remuneration of 1% of the consolidated net operating income. The agreement matures in September 2003. During 2002, the expenses related to this agreement totaled R$ 9,416, shown as administrative expenses in consolidated.

                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


6   Transactions with Related Parties   (continued)

    Since October 2001, the Company's subsidiary operators are offering their customers Internet services through the investee TimNet.com.

    Assets and liabilities related to the use of the network refer to consideration for the provision of interconnection services.

    Loans relate to intercompany loan agreements bearing charges equivalent to 104% of the monthly variation of the Interbank Certificate Deposits (CDI) rate.

    Rights and obligations relate mainly to the sale of cellular telephones between related companies.

7   Cash and Cash Equivalents

                                                Company                    Consolidated

                                             2002          2001          2002         2001
                                      ------------  ------------  ------------ -------------

      Cash and banks                          602           664        13,711        8,950
      Short-term investments                    -             -       400,702      163,316
                                      ------------  ------------  ------------ -------------
                                              602           664       414,413      172,266
                                      ============  ============  ============ =============


    Short-term investments correspond to Bank Deposit Certificates (CDB) and the average remuneration, net of taxes and outstanding investment charges, at the balance sheet date is 18.86% per year.

                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


8   Trade Accounts Receivable

                                                      Consolidated
                                               ----------------------------
                                                       2002           2001
                                               -------------   ------------

     Services billed                                 97,480         95,844
     Unbilled services                               33,599         28,463
     Network use                                     39,497         30,054
     Sale of goods                                   26,890         18,836
                                               -------------   ------------
                                                    197,466        173,197
     Allowance for doubtful accounts                (28,972)       (17,799)
                                               -------------   ------------

                                                    168,494        155,398
                                               =============   ============

     Falling due                                    136,322        123,775
     Matured for up to 60 days                       27,644         27,208
     Matured for over 61 days                        33,500         22,214
                                               -------------   ------------

                                                    197,466        173,197
                                               =============   ============

    The movement of the allowance for doubtful accounts was as follows:

                                                       2002          2001
                                               -------------  ------------

    Beginning balance                                17,799        22,002
    Provisions recorded as selling expenses          46,729        44,578
    Write-offs                                      (35,556)      (48,781)
                                               -------------  ------------

    Ending balance                                   28,972        17,799
                                               =============  ============

                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


9   Recoverable Taxes

                                                                Company                   Consolidated
                                                      ----------------------------- -------------------------

                                                               2002           2001         2002         2001
                                                      -------------- -------------- -------------------------
      Income and social contribution taxes                    5,873          2,578       20,556       21,065
      ICMS sales tax                                              -              -        9,738        8,274
                                                      -------------- -------------- ------------ ------------

                                                              5,873          2,578       30,294       29,339
                                                      ============== ============== ============ ============


10  Deferred Income and Social Contribution Tax Credits

    The Company and its subsidiaries, based on the expectation of future taxable income generation, recognizes tax credits on tax losses for the prior years, which do not have expiration term and whose offsetting is limited to 30% of the annual taxable income.

                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


10  Deferred Income and Social Contribution Tax Credits   (continued)

    Deferred income and social contribution tax credits are composed as follows:

                                                                 Company                    Consolidated
                                                        ---------------------------  ---------------------------

                                                                2002          2001           2002          2001
                                                        ------------- -------------  ------------- -------------

    Credit from the merger (Note 5g)                                             -        140,592       165,772
    Provision for contingencies                                   75            13          4,915           612
    Allowance for doubtful accounts                                -             -          9,851         5,233
    Employees' profit sharig                                     574           442          1,258         1,021
    Tax losses                                                 4,239         2,366          5,637         8,151
    Loan for use depreciation - complement                         -             -          6,718         2,670
    Social contribution tax negative basis                     1,526           852          1,983         2,887
    Other provisions                                             584           129          1,466         2,012
                                                        ------------- -------------  ------------- -------------

                                                               6,998         3,802        172,420       188,358

    Short-term                                                (1,234)         (584)       (51,244)      (41,943)
                                                        ------------- -------------  ------------- -------------

    Long-term                                                  5,764         3,218        121,176       146,415
                                                        ============= =============  ============= =============

                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


10  Deferred Income and Social Contribution Tax Credits (continued)

    According to the projections prepared by the Company's management, the long-term deferred income and social contribution taxes existing at December 31, 2002 will be realized over the following years:

                                          Company            Consolidated
                                     ------------------    ------------------

2004                                             3,064                28,244
2005                                             2,700                27,880
2006                                                 -                25,180
2007                                                 -                25,180
2008                                                 -                14,692
                                     ------------------    ------------------

                                                 5,764               121,176
                                     ==================    ==================


    The composition of income and social contribution tax expense during 2002 and 2001 is as follows:

                                                                       Company               Consolidated
                                                               ------------------------ ------------------------
                                                                     2002         2001        2002         2001
                                                               ----------- ------------ -----------  -----------

    Income tax for the year                                         1,119            -      42,341       18,280
    Social contribution tax for the year                              411            -      15,304        6,693
    Deferred income tax                                            (2,350)      (2,011)     (6,796)      (3,597)
    Deferred social contribution tax                                 (846)        (711)     (2,447)      (1,253)
                                                               ----------- ------------ -----------  -----------

    Income and social contribution taxes expense                   (1,666)      (2,722)     48,402       20,123
                                                               =========== ============ ===========  ===========


                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


10  Deferred Income and Social Contribution Tax Credits   (continued)

    The reconciliation of income and social contribution tax expense calculated by the application of the combined tax rates and the amounts charged against the operating results for 2002 and 2001 is shown below:

                                                             Company                  Consolidated
                                                    -------------------------- ---------------------------

                                                           2002          2001          2002          2001
                                                    ------------ ------------- ------------- -------------

     Income before taxes on income                      116,908        54,808       199,531        96,281

     Combined tax rate                                      34%           34%           34%           34%
                                                    ------------ ------------- ------------- -------------


     Income and social contribution taxes due            39,749        18,635        67,840        32,735

     Additions (deductions):
       Provision for shareholders' equity integrity           -             -       (16,618)      (16,618)
       Equity pickup                                    (38,179)      (22,853)        1,457             -
       Other                                             (3,236)        1,496        (4,277)        4,006
                                                    ------------ ------------- ------------- -------------
                                                        (41,415)      (21,357)      (19,438)      (12,612)
     Income and social contribution taxes charged
       (credited) to operating results for the year      (1,666)       (2,722)       48,402        20,123
                                                    ============ ============= ============= =============

     Actual tax rate                                      -1.4%         -5.0%         24.3%         20.9%
                                                    ============ ============= ============= =============


                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


11  Investments (Company)

    Participation in subsidiaries at December 31, 2002:

                                              Telasa          Telpe        Telpa       Telern         Teleceara
                                             Celular        Celular      Celular      Celular           Celular
                                                S.A.           S.A.         S.A.         S.A.              S.A.
                                       -------------- -------------- ------------ ------------  ----------------

     Capital                                  33,971        125,621       43,164       45,012            94,743

     Quantity of shares hold (000)
       Common                              2,686,484      3,484,857      421,895      330,503           656,371
       Preferred                           2,493,196      2,946,710      571,404      533,176         1,057,883

     Participation (%)                      78.7716%       78.6817%     71.8475%     76.1863%          79.9662%
    Shareholders' equity without
      the premium special reserve
      as of 12/31/02                          72,534        205,663       64,250       66,873           235,771
                                       ============== ============== ============ ============  ================

     Income (loss) for the year               20,722         31,312       17,955       19,997            73,776
                                       ============== ============== ============ ============  ================

     Equity pickup                            16,323         24,637       12,900       15,233            58,957
                                       ============== ============== ============ ============  ================

     Investment                               57,136        161,821       46,163       50,947           188,537
     Premium special reserve                  16,946         78,042       15,134       15,465            35,092

                                       -------------- -------------- ------------ ------------  ----------------
     Investment at 12/31/02                   74,082        239,863       61,297       66,412           223,629
                                       ============== ============== ============ ============  ================



                                            Telepisa         Timnet.
                                             Celular             Com
                                                S.A.            S.A.      Balance
                                       -------------- --------------- ------------

     Capital                                  24,762          78,000

     Quantity of shares hold (000)
       Common                                799,312      15,600,000
       Preferred                           1,090,126               -

     Participation (%)                      79.4036%        20.0000%
    Shareholders' equity without
      the premium special reserve
      as of 12/31/02                          49,758          50,894
                                       ============== ===============

     Income (loss) for the year               12,226         (21,441)
                                       ============== ===============

     Equity pickup                             9,708          (4,288)     133,470
                                       ============== =============== ============

     Investment                               39,510          10,179      554,293
     Premium special reserve                   9,065               -      169,744

                                       -------------- --------------- ------------
     Investment at 12/31/02                   48,575          10,179      724,037
                                       ============== =============== ============


                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


11  Investments (Company) (continued)

    Participation in subsidiaries at December 31, 2001:

                                                Telasa          Telpe         Telpa        Telern      Teleceara
                                               Celular        Celular       Celular       Celular        Celular
                                                  S.A.           S.A.          S.A.          S.A.           S.A.
                                        --------------- --------------  ------------  ------------ --------------

     Capital                                    31,410        113,849        43,164        42,823         89,440

     Quantity of shares hold: (000)
       Common                                2,564,842      3,273,740       421,895       315,859        637,716
       Preferred                             2,338,288      2,708,992       571,404       503,850      1,025,809

     Participation (%)                          78.02%         77.68%        71.85%        75.42%         79.55%
     Shareholders' equity without
       the premium special reserve
       as of 12/31/01                           54,832        170,238        50,675        49,870        176,439
                                        =============== ==============  ============  ============ ==============

     Income (loss) for the year                 11,587         32,102          (192)        9,037         39,411
                                        =============== ==============  ============  ============ ==============

     Equity pickup                               9,040         24,936          (138)        6,816         31,351
                                        =============== ==============  ============  ============ ==============

     Investment                                 42,778        132,241        36,408        37,612        140,355
     Premium special reserve                    19,507         89,815        15,134        17,654         40,395


                                        --------------- --------------  ------------  ------------ --------------
     Investment at 12/31/01                     62,285        222,056        51,542        55,266        180,750
                                        =============== ==============  ============  ============ ==============




                                             Telepisa           Timnet.
                                              Celular               Com
                                                 S.A.              S.A.      Balance
                                        -------------- ----------------- ------------

     Capital                                   23,392            78,000

     Quantity of shares hold: (000)
       Common                                 770,184        15,600,000
       Preferred                            1,037,781                 -

     Participation (%)                         78.85%            33.33%
     Shareholders' equity without
       the premium special reserve
       as of 12/31/01                          39,439            41,136
                                        ============== =================

     Income (loss) for the year                 7,429            (5,664)
                                        ============== =================

     Equity pickup                              5,857            (1,888)      75,974
                                        ============== ================= ============

     Investment                                31,097            13,712      434,203
     Premium special reserve                   10,434                 -      192,939

                                        -------------- ----------------- ------------
     Investment at 12/31/01                    41,531            13,712      627,142
                                        ============== ================= ============


                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


12  Property, Plant and Equipment

                                                    Company                           Consolidated
                                              ------------------------  ------------------------------------------------------------

                                    Average         2002         2001     2002                                                 2001
                                              -----------  -----------  -------------------------------------------- ---------------
                                     annual
                               depreciation          Net          Net                   Accumulated             Net             Net
                                   rate - %      balance      balance     Cost         depreciation         balance         balance
                              --------------  -----------  -----------  -------------- ----------------  ----------- ---------------

Assets and installations
   in service:
  Switching equipment                 14.29            -            -         160,335          (77,680)      82,655          96,917
  Transmission equipment              14.29            -            -         706,308         (415,535)     290,773         371,373
  Terminal equipment              12,5 a 50            6            8          61,324          (40,090)      21,234          17,974
  Infrastructure                     4 a 20          355          524          65,065          (20,729)      44,336          44,098
  Assets for general use            10 a 20        1,701        2,293          55,491          (26,447)      29,044          32,492
  Software                               20        1,016        1,468         131,166          (48,005)      83,161          68,250
                                              -----------  -----------  -------------- ----------------  ----------- ---------------

                                                   3,078        4,293       1,179,689         (628,486)     551,203         631,104

Land                                                   -            -           1,318                -        1,318           1,260
Assets and installations
  in progress                                        621            -          28,389                -       28,389          55,383
                                              -----------  -----------  -------------- ----------------  ----------- ---------------

                                                   3,699        4,293       1,209,396         (628,486)     580,910         687,747
                                              ===========  ===========  ============== ================  =========== ===============


                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


13  Loans


                                                                       Consolidated
                                                                ----------------------------

                                                                       2002            2001
                                                                ------------    ------------
Foreign currency:

Loan in the amount of US$ 50,000,000, bearing
interest based on the Libor rate for 3 months
deposits + 1.7750% p.a., subject matter of a
hedging operation for which the rate is 100% of
the CDI monthly variation to final maturity                         114,517         102,053

Loan in the amount of US$ 3,844,000 (US$
16,247,000 at 12/31/01) bearing fixed interest
based on the Libor rate + 0.4% p.a., subject
matter of a hedging operation for which the rate
is 100% of CDI monthly rate variation to final
maturity                                                              9,218          37,669
                                                                ------------    -------------


                                                                    123,735         139,722
                                                                ------------    ------------
Short-term amortizable amount                                       (46,269)        (30,441)
                                                                ------------    ------------
Noncurrent liability                                                 77,466         109,281



    The loan from the European Bank of Investment has financial covenants that are quarterly monitored. The financial covenants valuate the evolution of the relation between the EBITDA and the net financial expenses and the evolution of net revenue. The Company complies with these covenants.

    Loans are guaranteed by promissory notes in the amount of principal and interest due and by sureties of Tele Nordeste Celular Participacoes S.A.

                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


13  Loans (continued)

    The long-term loan portion matures up to 2005, as shown below:

                                                       2002          2001
                                               -------------  ------------

             2003                                         -        42,325
             2004                                    38,733        33,478
             2005                                    38,733        33,478
                                               -------------  ------------
                                                     77,466       109,281
                                               =============  ============

    The Company entered into hedge operations aimed at protecting it from the possible risk of the Brazilian real being devalued against the U.S. dollar. The amount of the hedge contract outstanding at the balance sheet date is R$ 123,735 and the operation matures at the same date of the loan contract.


14  Debentures

    On October 2, 2000, Telpe Celular S.A. issued 20,000 simple debentures, nonconvertible into nominative, registered shares of subordinate type, with a unit value of R$ 10, totaling R$ 200,000 on the date of issue.

    This was performed in a single series with a maturity date of October 2, 2003, with the guarantee of Tele Nordeste Celular Participacoes S.A. The debentures of this issue will be redeemed at their face value, plus 103% of the CDI remuneration accumulated over the period between the issue date and effective payment date. Interest is paid semiannually.

    Debentures have financial covenants that are quarterly monitored. The financial covenants valuate the evolution of the relation between the EBITDA and the net financial expenses and the evolution of net revenue. The Company complies with the covenants.

                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


15  Taxes

                                                       Company                      Consolidated
                                              --------------------------   --------------------------------

                                                      2002         2001               2002            2001
                                              -------------  -----------   ----------------  --------------

    ICMS tax                                             -            -             22,581          24,976
    Pis and Cofins taxes                               898          391              8,044           4,667
    Income and social contribution taxes             1,869           48              9,054           1,370
    Other                                                -           42              2,270           2,623
                                              -------------  -----------   ----------------  --------------

                                                     2,767          481             41,949          33,636
                                              =============  ===========   ================  ==============

16  Provision for Contingencies

                                             Company                               Consolidated
                              --------------------------------------  ---------------------------------------
                                            2002               2001                 2002                2001
                              -------------------  -----------------  -------------------  ------------------
     Civil claims                              -                  -                9,798               1,621
     Tax claims                                -                  -                4,180                 811
     Other claims                            220                 40                2,080                 271
                              -------------------  -----------------  -------------------  ------------------

                                             220                 40               16,058               2,703
                              ===================  =================  ===================  ==================



    The Company is involved in certain processes originating during the normal course of business. Thus, it constituted provisions for contingencies for civil processes related mainly to moral and material damage indemnity and also collective actions filed by its customers, the public prosecution service, or consumer's defense associations, considering tax actions, among others.

    Company's management is of the opinion that if the outcome of those processes is against its interests it will not affect negatively its business, its financial situation or its operating results. Management recognizes that other contingencies may come up due to the potential risks of civil and tax nature. Internal and external legal advisers understand that there is no need for additional provisions to those already mentioned.

                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


17  Shareholders' Equity

    a)  Capital

        The authorized capital is 700,000,000,000 shares, according to the Company's bylaws.

        At December 31, 2002 and 2001, subscribed and paid up capital was divided into 345,739,619,789 (337,768,635,592 in 2001) nominative shares, of which 130,753,135,918 (127,738,638,532 in 2001) are common and 214,986,483,871 (210,029,997,060 in 2001) are preferred, all without par value.

        Preferred shares have no voting rights, except in limited circumstances, but they are assured of priority in reimbursement of capital, without premium, and in the payment of minimum noncumulative dividends of 6% a year, on the amount resulting from the division of capital stock subscribed by the total number of Company shares.

        According to its bylaws, Tele Nordeste Celular Participacoes S.A. should distribute 25% of net income, adjusted in accordance with paragraphs II and II of Law No. 6,404/76, as dividends for each business year ending December 31. This shall be distributed as minimum compulsory dividends to all shareholders, while complying with the determination of the following paragraph, and this value will be increased by the amount necessary to pay the priority dividends of preferred shares.

        The amount corresponding to the minimum compulsory dividends will be destined to pay priority dividends of preferred shares up to the limit of preference; payment to holders of common shares shall follow to the same limit as that for the preferred shares; the balance, should there be any, shall be distributed equally to all shares.

        In the Extraordinary Shareholders Meeting of December 20, 2003, the Company bylaws were amended for adaptation to the New Corporation Law, including the first paragraph of article 10, which assures holders of preferred shares, annually, the right of receiving dividend per share corresponding to 3% (three percent) of net equity per share as per the latest balance sheet approved, whenever the established dividend in accordance with this criterion is higher than the dividend calculated in accordance with the prior criteria, described in the preceding paragraph.

                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


17  Shareholders' Equity (continued)

    b)  Capital reserve - Special premium reserve

        This reserve was set up during the corporate reorganization process as stated in Note 2, against net assets incorporated and represents the amount of future tax benefits resulting from amortization of premium. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, with the issuance of new shares. The respective capital increase will be subject to preference rights of the minority stockholders, in proportion to their shareholdings, by kind and class, at the time of issuance, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission.

        The tax benefit recorded in 2000, from the incorporated premium, was R$ 204,068, of which R$ 25,180 were realized in 2002 and will be used for capital increase. On April 4, 2002, the Meeting approved a capital increase of R$ 23,551, corresponding to the portion of tax benefit realized in 2001.

    c)  Income reserves

        Legal reserve

        In conformity with the legislation in force (Law No. 6,404/76, article
        193), 5% (five percent) of net income computed in the year should be applied to the legal reserve prior to any other destination, which should not exceed 20% (twenty percent) of capital or 30% (thirty percent) of capital plus capital reserves; after this limit no appropriations to this reserve are obligatory. These reserves can be used only for capital increase or compensation of accumulated losses.

        Realizable profit reserve

        This reserve was set up when TELEBRAS spin off took place, and represents income recorded and not realized financially, which was transferred to Tele Nordeste Celular Participacoes S.A. against its investment in subsidiary companies.

        In 2001, a shareholders meeting approved the transfer of the remaining balance of this reserve to the retained earnings account, as well its inclusion in the dividend calculation basis.

                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


17  Shareholders' Equity (continued)

    c)  Income reserves (continued)

        Statutory reserve

        This represents the remaining balance of net income after paying minimum compulsory dividends and the preferred shares priority dividends, limited to 80% (eighty percent) of the amount of capital, and has the objective of expanding the Company's business.

        Reserve for dividends payable

        The Shareholders Meeting of April 4, 2002 approved the proposal made by management for the formation of a reserve for dividends payable in the amount of R$ 14,825, referring to the portion of dividends declared based on the balance sheet at December 31, 2001, with the objective of preserving the economic and financial equilibrium of the Company and concurrently satisfying the needs of relevant investments to meet demand.

    d)  Dividends

        According to its bylaws, Tele Nordeste Celular Participacoes S.A. should distribute 25% of net income, adjusted in accordance with paragraphs II and III of Law No. 6,404/76, as dividends for each business year ending December 31. This shall be distributed as minimum compulsory dividends to all shareholders, while complying with the determination of the subsequent paragraph, and this value will be increased by the amount necessary to pay priority dividends of preferred shares.

        The amount corresponding to the minimum compulsory dividends will be destined to pay priority dividends of preferred shares up to the limit of preference; payment to holders of common shares shall follow to the same limit as that for the preferred shares; the balance, should there be any, shall be distributed equally to all shares.

                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


17  Shareholders' Equity (continued)

    d)  Dividends (continued)

        Dividends were calculated as follows:

                                                                        2002          2001
                                                                ------------- -------------
    Net income for the year                                          118,574        65,530

    Legal reserve                                                     (5,929)       (3,277)

    Reversal of realizable profit reserve                                  -        69,996
                                                                ------------- -------------

    Calculation basis                                                112,645       132,249
                                                                ============= =============

    Compulsory minimum dividends - 25%                                28,161        33,063


    Interest on shareholders' equity, net of withholding tax               -        (6,800)
                                                                ------------- -------------

    Dividends payable                                                 28,161        26,263
                                                                ============= =============

    Dividends proposed:
    Common shares - R$ 0.0879 (R$ 0.0540 in 2001)
         per 1,000-share lot (in reais)                               11,498         6,898
    Preferred shares - R$ 0.0879 (R$ 0.0540 in 2001)
         per 1,000-share lot (in reais)                               18,907        11,340
                                                                ------------- -------------

                                                                      30,405        18,238
                                                                ============= =============

    Dividends special reserve                                         (2,244)       14,825
                                                                ============= =============


        The subsidiaries calculated interest on shareholders' equity in the amount of R$ 26,860 (consolidated), which were initially charged to financial expenses and reclassified to become a portion of proposed dividends.

        Interest on shareholders' equity received by the parent company in the amount of R$ 20,868 was originally recorded as financial income and reclassified to be shown as realization of investment in subsidiaries, which are valued by the equity method.

                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


17  Shareholders' Equity (continued)

    d)  Dividends (continued)

        The Company is receiving from its subsidiaries the amount of R$ 30,405 as dividends related to the year 2002.

        From the computation of the operating results for 2002, the Company obtained a result that permits the distribution of dividends to its shareholders in the amount of R$ 28,161.

        As decided in the Shareholders General Meeting of April 4, 2002, a special reserve for dividends payable was made in the amount of R$ 14,825, based on the net income for 2001, granting shareholders owning shares as of April 5, 2002, the right for receiving such amount on a date to be established.

        In view of the above, it was decided to realize a portion of said reserve in the amount of R$ 2,244, i.e., the payment of such amount to shareholders registered as of April 5, 2002. The amount of R$ 2,244 corresponds to the difference of the amount the Company is receiving from its subsidiaries for the year 2002 and the amount computed for payment of dividends, also for the year 2002.

        The remaining balance of the special reserve for dividends payable (R$ 14,825 - R$ 2,244 = R$ 12,581) will be paid opportunely maintaining the right of shareholders registered as of April 5, 2002, as approved in the Shareholders General Meeting of April 4, 2002.

        The amount of R$ 28,161, related to dividends for 2002, will be proposed for payment to shareholders in the Shareholders General Meeting approving the operating results for 2002.

        The amounts of R$ 2,244 and R$ 28,161 will re restated by the Referential Rate (TR) variation as from January 1, 2003 up to the date to be established for their effective payment.

                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


17  Shareholders' Equity (continued)

    d)  Dividends (continued)

        Accordingly, the distribution of dividends for the year ended December 31, 2002 will be as follows:

        a) From the operating results for the year, R$ 28,161 to shareholders owning shares at the date of the Shareholders General Meeting approving the operating results for the year.

                                                                          2002
                                                                   -------------

    Common shares - R$ 0.0815 per 1,000-share lot (in reais)              10,650

    Preferred shares - R$ 0.0815 per 1,000-share lot (in reais)           17,511
                                                                   -------------

                                                                          28,161
                                                                   =============

        b) From the realization of the portion of the special reserve for dividends payable in the amount of R$ 2,244 to shareholders owning shares at April 5, 2002:

                                                                          2002
                                                                    ------------

    Common shares - R$ 0.0065 per 1,000 share lot (in reais)                 849

    Preferred shares - R$ 0.0065 per 1,000 share lot (in reais)            1,395
                                                                    ------------

                                                                           2,244
                                                                    ============

                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


17  Shareholders' Equity (continued)

    e)  Retained earnings

        The remaining net income balance, adjusted according to Article 202 of Law No. 6,404/76, in the amount of R$ 84,484, composes the balance of the retained earnings account, and will be retained in order to allow for the retention of profits by subsidiaries for purposes of expanding their plants, as per the capital budget to be presented to and approved by the Shareholders General Meeting.

    f)  Stock option plan

        On May 2001, the Company's shareholders approved the implantation of a stock option plan, initially covering officers, managers and principal employees. The stock option plan has duration of three years, up to May 4, 2004. Up to January 15, 2002, no option was exercised. The Company intends to expand the stock option plan to all employees in the future.

        The options can be exercised in accordance with the stock option plan only if the operating results, prior to interest and taxes, meet certain goals, which are established each year at the time of the annual budget preparation. The holders of options may exercise their options at certain prices established in accordance with the plan. As of December 31, 2002, there were 2,822,918 preferred shares, representing 0.82% of total subscribed capital, available for acquisition.

                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


18  Financial Expenses

                                                   Company                     Consolidated
                                         ----------------------------- -----------------------------
                                                  2002           2001           2002           2001
                                         -------------- -------------- -------------- --------------

    Loan obligations                             4,825          1,236         29,583         34,564
    Debenture obligations                            -              -         37,080         32,372
    Interest on shareholders' equity                 -          8,000          5,991         10,883
    Bank charges                                   205            324          5,113          7,089
    Other expenses                                 187            692            741            821
                                         -------------- -------------- -------------- --------------

                                                 5,217         10,252         78,508         85,729
                                         ============== ============== ============== ==============

19  Financial Income


                                                    Company                  Consolidated
                                            ------------------------   --------------------------
                                                  2002         2001          2002           2001
                                            -----------  -----------   -----------   ------------

    Intercompany loan charges                       40          204             -              -
    Short-term investments                          48            -        47,318         16,866
    Swap operations gain                             -            -         8,295          8,501
    Interest collected form customers                -            -         6,330          4,025
    Other income                                   283          361         4,121          3,296
                                            -----------  -----------   -----------   ------------

                                                   371          565        66,064         32,688
                                            ===========  ===========   ===========   ============


                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


20  Other operating income (expenses)

                                                                Company                   Consolidated
                                                        ------------------------   ---------------------------
                                                              2002         2001            2002          2001
                                                        -----------  -----------   -------------  ------------

    Fines on telephony services                                  -            -           4,486         4,032
    Recovered expenses                                           -            -          10,555        11,736
    Premium amortization                                         -            -         (25,180)      (25,180)
    Pis and Cofins on other operating income                  (996)         (47)         (7,033)       (2,626)
    Provision for contingencies                               (180)         (40)        (13,355)       (2,411)
    Losses from frauds (cloning / subscriptions)                 -            -         (11,390)       (3,654)
    Other                                                       61         (942)          5,393        (4,679)
                                                        -----------  -----------   -------------  ------------

                                                            (1,115)      (1,029)        (36,524)      (22,782)
                                                        ===========  ===========   =============  ============



21  Financial Instruments

    The Company and its subsidiaries carry out transactions involving financial instruments with the purpose of reducing risks related to market, exchange rates and interest. Such risks are controlled by specific policies, the establishment of operating limits and strategies, and other techniques for the monitoring of the positions.

    The estimated market value of financial instruments, mainly cash and cash equivalents, accounts receivable and short-term financial instruments approximate the accounting value because of the short maturity of such instruments.

    At December 31, 2002 and 2001, the Company and its subsidiaries invested their financial resources mainly in Interbank Deposit Certificates (CDI). There are no financial assets linked to foreign currency.

    The Company and its subsidiaries charged to operating results the net effect (mainly exchange losses) of the significant real currency devaluation in 1999 and 2001.

                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


21  Financial Instruments (continued)

    The estimated market values of loans and debentures are based on interest rates, as of December 31, 2002 and 2001, for transactions with similar characteristics and approximate accounting values.

    Loans

    The fair values of loans, determined by means of future cash flows and use of interest rates applicable to instruments of similar nature, involve the same conditions and risks or are based on market quotations for such securities.

    Limitations

    The market values were estimated at a certain period, based on significant market information. Changes in assumptions may affect significantly the estimates presented.

    Risk factors

    The risk factors affecting the Company's instruments are the following:

    (i) Exchange and interest rates risk

    The exchange and interest rates risk relate to the possibility of the Company computing losses resulting from fluctuations in exchange and interest rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

    At December 31, 2002, a portion of Company loans was denominated in U.S. dollars and 100% of the loans were covered by hedge contracts. The income or loss resulting from these hedge contracts is charged to operating results. The Company is also a part in agreements that allow it to effectively pay interest at fixed rates on some of its debts contracted in variable interest rates.

                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


21  Financial Instruments (continued)

    Risk factors (continued)

    (ii) Credit operating risk

    The risk is related to the possibility of the Company computing losses originating from the difficulty of collecting the amounts billed to customers, which are represented by traders of prepaid telephone cards and distributors of cellular equipment. In order to have this risk reduced, the Company performs credit analyses to assist the risk management in respect to collection problems and monitors the accounts receivable from subscribers, blocking the telephony ability in case customers do not pay their bills. With respect to distributors, the Company maintains individual credit limits, based on potential sales analysis, risk history and risk with collection problems.

    (iii) Credit risk related to the sale of telephone sets

    The Company's policy for the sale of telephone sets and distribution of prepaid telephone cards is directly related to the risk of credit levels accepted during the normal course of business. The selection of partners, the diversification of the accounts payable portfolio, the monitoring of loan conditions, the positions and limits of requests established for traders, the constitution of real guarantees are procedures adopted by the Company to minimize possible collection problems with its commercial partners.

    (iv) Financial credit risk

    The risks related to the possibility of the Company computing losses originating from the difficulty in realizing its short-term investments and hedge contracts. The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions. Approximately, 40.4% of the financial investments are concentrated with one sole financial institution.

    There is no concentration of available resources of work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the Company.

                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


22  Insurance (unaudited)

    At December 31, 2002, Tele Nordeste Celular Participacoes S.A. and its subsidiaries had insurance cover against fire and sundry risks on their fixed asset items, for amounts considered sufficient to cover possible losses.

23  Pension Plan - TimPrev

    The Company is sponsoring a defined benefits pension plan to a group of employees from the former Telebras system, under the administration of the Fundacao Sistel de Seguridade Social - Sistel, as the result of the legal provisions established at the time of privatization of that company in July 1998.

    Considering that in 1999/2000, the sponsors of the plans administered by SISTEL had already negotiated conditions for the creation of individualized retirement plans for each sponsor, maintaining the joint and several aspect only for the participants already assisted under such condition at January 31, 2000, the Company, during the year 2002, as occurred with other companies originating from the former Telebras System, started the actions for the formatting of a Defined Contribution Plan, which would meet the most modern standards of social security practices in the private sector and that would permit a migration possibility to the employees linked to SISTEL.

    In this sense, on November 13, 2002, through Notification 1,917 CGAJ/SPC, the Secretary of Complementary Pension approved the new pension plan, from now on called Regulations of the Benefit Plan TIMPREV - NORDESTE (Regulamento do Plano de Beneficios TIMPREV - NORDESTE) in the Defined Contribution modality, providing new conditions for the granting and maintenance of benefits, as well as the rights and obligations of the Plan Administration Entity, the Sponsors, the Participants and their respective beneficiaries.

    It should be pointed out that the migration to the new plan is optional and that it could be exercised up to January 29, 2003 for purposes of total use of the bonus offered as incentives, which result from the exceeding amounts of the prior benefits plan.

                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


23  Pension Plan - TimPrev (continued)

    With the TIMPREV regulations in hand, actions through the Human Resources area were taken, including the use of internal facilitators, for the disclosure among the participants of the differences of the new plan in relation to the prior one. This methodology is decisive for the success of migration, which is occurring naturally, by which the participant in opting for the TIMPREV does it in an irreversible manner, thus extinguishing his/her rights linked to the PBS benefit plan (defined benefit) and to the PAMA.

    As an extension of the migration process commented above, it should be mentioned that, as it occurs, the risk of the sponsor in relation to eventual actuarial deficits decreases, due to the characteristics of the defined contribution plans.

    Up to January 15, 2003, the migration performance represented 78.21% of adherence.

    In the new modality, the normal contribution of the sponsor corresponds to 100% of the basic contribution of the participant, while the administration entity of the TIMPREV will assure, as per the terms and conditions of the approved regulations, the benefits listed below, not assuming the responsibility for granting any other benefit even if the official social security grants it to its beneficiaries:

o        Regular retirement pension
o        Anticipated retirement pension
o        Invalid (disability) pension
o        Deferred proportional benefit
o        Death pension


24 Commitments Assumed under the Cellular Mobile Service Concession - SMC (unaudited)

    Tele Nordeste Celular Participacoes S.A.'s subsidiaries, as other Brazilian cellular mobile service providers, have service quality and customers attendance obligations, as well as cellular mobile service coverage obligations, assumed in the concession contracts. The subsidiaries are currently in conformity with their service quality obligations, having also fulfilled their network coverage obligations for all years up to 2003.

                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


25 Commitments Assumed under the Cellular Mobile Service Concession - SMC (unaudited) (continued)

    In November 1999, Tele Nordeste Celular Participacoes S.A.'s subsidiaries, as other Brazilian cellular mobile service providers, signed a Commitment Protocol to monitor cellular mobile service provision with ANATEL, where new individual goals were set as regards the service quality indicators. These new goals were being monitored every month since January 2000 and started to be obligatory since June 2001, as such, the subsidiaries have made the best efforts to achieve the goals set by the controlling entity. The Commitment Protocol does not change or in any other way affects directly the concession contracts. Although, in case the goals are not achieved because of a lack of effort, the Company is subject to be audited by ANATEL, daily fines of 0.05% of its net revenue until the Company fulfills its obligations, otherwise the concession may be revoked.

                    Tele Nordeste Celular Participacoes S.A.
                                and subsidiaries


                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2002 and 2001
                (In thousands of reais, unless otherwise stated)


Service quality - 2002

                                 Goals set
                                    by
Indicators                         ANATEL    Telasa     Telpe      Telpa    Telern    Teleceara   Telepisa    Consolidated
                                -------------------------------------------------------------------------------------------

System availability index          > 98%     100.00%    99.97%     100.00%   100.00%   100.00%     100.00%      99.99%
ERB blocked voice channel           < 3%      1.04%     1.32%      0.34%     0.87%      0.69%      0.91%        0.95%
PVMC7                              > 57%     59.52%     59.03%     58.52    58.88%     59.48%      58.97%       59.12%
PVMC8                              > 85%     96.75%     96.86%    96.35%    96.42%     96.56%      96.15%       96.62%
PVMC9                               < 3%      1.09%     1.04%      0.89%     1.02%      1.01%      0.91%        1.01%



Services to districts and head municipal districts

                                                                                          Minimum coverage
                                                                                             required by
                                         Status as of December 31, 2002                      November 4,
                              -------------------------------------------------------------------------------------
                              Telasa   Teleceara   Telepisa   Telern    Telpa    Telpe    2000     2001     2002
                              -------------------------------------------------------------------------------------
Services offered in cities
   with population of:
30,000 to 50,000                  100%        100%      100%      100%     100%     100%       -        -      70%
50,000 to 75,000                  100%        100%      100%      100%     100%     100%       -      80%        -
75,000 to 100,000                 100%        100%      100%      100%     100%     100%     90%        -        -
100,000 to 200,000                100%        100%      100%      100%     100%     100%       -        -        -
More than 200,000 or
   state capital                  100%        100%      100%      100%     100%     100%       -        -        -



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Tele nordeste celular Participacoes S.A.


Date:    January 31, 2003

                                        By  /s/ WALMIR URBANO KESSELI
                                            --------------------------------
                                            Name:  Walmir Urbano Kesseli
                                            Title: Chief Financial Officer